Exhibit 99.1

Mecox Lane Limited Announces First Quarter 2014 Results

Gross Profit Margin Up 4.1% Year over Year

SHANGHAI, June 9, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Net revenues decreased 8.5% year over year to $19.2 million, compared to $21.0 million in the first quarter of 2013

•                  Gross profit1 increased 1.1% year over year to $8.2 million, compared to $8.1 million in the first quarter of 2013

•                  Gross margin was 42.7% in the first quarter of 2014, compared to 38.6% in the first quarter of 2013

•                  Net loss was $5.8 million, compared to net loss of $4.2 million in the first quarter of 2013; net loss includes a non-recurring gain of $6.0 million in the first quarter of 2013

“As previously announced, Cnshangquan’s acquisition of approximately 63% of Mecox Lane’s issued and outstanding ordinary shares closed on May 21, so the Company’s new board and management team have just been assembled,” said Ms. Ye Wang, Mecox Lane’s chief executive officer. “Looking forward, we plan to develop Mecox Lane as a leader in China’s market for health and beauty products and to offer our customers a wide range of personalized services, including expert advice from teams of specialists. The Company’s health and beauty business has been one of its strongest performers over the last five years and we intend to maximize its growth potential. Also, in the interests of shareholder value and to position the Company in a stronger position competitively, we plan to dispose of the apparel and accessories business, which has consistently underperformed, and are working with our board of directors to identify a potential acquirer.”

First Quarter 2014 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the first quarter of 2014 and the first quarter of 2013, as in the following paragraphs.

1Gross profit excludes the impact of depreciation and amortization expenses.

Total Net Revenues

Total net revenues were $19.2 million in the first quarter of 2014, representing a decrease of 8.5% from $21.0 million in the first quarter of 2013. The decrease was primarily due to the decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s franchised stores.

E-commerce Channel2

Net revenues from the Company’s e-commerce channel were $3.2 million in the first quarter of 2014, representing a decrease of 43.5% from $5.7 million in the first quarter of 2013. The decrease was primarily attributed to the continuous, significant decline in the Company’s sales on M18.com, along with increased competition from rival apparel brands.

Call Center

Net revenues from the Company’s call center were $10.7 million in the first quarter of 2014, representing an increase of 9.9% from $9.7 million in the first quarter of 2013. The increase was primarily attributed to an increase in orders for health and beauty products.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $4.5 million in the first quarter of 2014, representing an increase of 45.9% from $3.1 million in the first quarter of 2013. The increase was primarily due to the increase in average store sales, partially offset by the decline in the number of directly operated stores from an average of 65 stores in the first quarter of 2013 to an average of 55 stores in the first quarter of 2014.

Net revenues from franchised stores were $0.7 million in the first quarter of 2014, representing a decrease of 70.3% from $2.4 million in the first quarter of 2013. The decrease in net revenues was primarily due to a decline in average store sales and a decline in the number of franchised stores from an average of 263 stores in the first quarter of 2013 to an average of 152 stores in the first quarter of 2014.

2 Since January 2013, one of the Company’s reportable segments, i.e. Internet platform segment, has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by the Company’s joint venture, Giosis Mecoxlane, and re-launched as a brand-neutral and open marketplace platform to attract a number of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China.

Cost of Goods Sold3

Cost of goods sold was $11.0 million in the first quarter of 2014, representing a decrease of 14.6% from $12.9 million in the first quarter of 2013. The decrease is consistent with the overall decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $8.2 million in the first quarter of 2014, representing an increase of 1.1% from $8.1 million in the first quarter of 2013. Gross margin was 42.7% in the first quarter of 2014, compared to 38.6% in the first quarter of 2013. The increase in gross margin was mainly due to an increase in the weighting of the call center in total net revenues, as the call center generated a higher gross margin relative to other segments.

Operating Expenses

Total operating expenses were $12.6 million in the first quarter of 2014, representing an increase of 7.9% from $11.7 million in the first quarter of 2013. The increase was primarily due to the Company recording a gain of $6.0 million in connection with the partial disposal of the contributed intangible assets to its joint venture, Giosis Mecoxlane, in the first quarter of 2013 and partially offset by a decrease in selling, general and administrative expenses.

Selling, general and administrative expenses were $11.7 million in the first quarter of 2014, representing a decrease of 27.9% from $16.3 million in the first quarter of 2013, primarily due to a decrease in headcount and labor costs.

Loss from Operations

Loss from operations was $4.5 million in the first quarter of 2014, compared to loss from operations of $3.6 million in the first quarter of 2013.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $1.1 million in the first quarter of 2014, compared to $0.9 million in the first quarter of 2013.

3Cost of goods sold excludes depreciation and amortization expenses.

Net Loss and Loss per ADS

Net loss was $5.8 million in the first quarter of 2014, compared to net loss of $4.2 million in the first quarter of 2013. Non-GAAP net loss4 was $5.0 million in the first quarter of 2014, compared to non-GAAP net loss of $3.2 million in the first quarter of 2013. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.45 in the first quarter of 2014. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of March 31, 2014, Mecox Lane had cash and cash equivalents totaling $7.1 million, compared to $15.7 million as of December 31, 2013. Short-term investments on March 31, 2014 were $1.6 million, compared to nil as of December 31, 2013, all of which were structured term bank deposits.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9:00 p.m. U.S. Eastern Time on Monday, June 9, 2014 (9:00 a.m. Shanghai/Hong Kong Time on Tuesday, June 10, 2014) to discuss results and highlights from the quarter and to answer questions.

A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on June 9, 2014 (6:30 a.m. Shanghai/Hong Kong Time on Tuesday, June 10, 2014).

The dial-in numbers and passcode for the conference call are as follows:

U.S. (toll free):	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	53462386

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

4Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	March 31,
	2013	2014
	$	$
ASSETS
Current assets:
Cash and cash equivalents	15,736,421	7,073,628
Short-term investments	—	1,625,460
Accounts receivable, net of allowances of $49,286 and $49,286 as of December 31, 2013 and March 31, 2014, respectively	1,744,160	1,870,323
Amount due from related parties	224,479	477,160
Other receivables	4,173,556	4,192,749
Advances to suppliers and prepaid expenses	1,970,728	1,400,507
Merchandise inventories	24,584,650	24,196,612
Held-for-sale assets	40,707,051	40,341,720
Total current assets	89,141,045	81,178,159
Property and equipment, net	6,218,960	6,093,943
Intangible assets, net	917,049	842,042
Investment in an affiliate	5,546,358	4,408,611
Other non-current assets	826,251	1,070,218
TOTAL ASSETS	102,649,663	93,592,973

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	1,640,180	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $4,589,259 and $4,685,390 as of December 31, 2013 and March 31, 2014, respectively)	17,499,567	16,275,498
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,076,283 and $1,300,787 as of December 31, 2013 and March 31, 2014, respectively)	3,607,595	3,808,944
Amount due to related parties	635,770	1,552,122
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $393,313 and $282,798 as of December 31, 2013 and March 31, 2014, respectively)	3,629,748	2,479,513
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,489,649 and $1,277,539 as of December 31, 2013 and March 31, 2014, respectively)	5,661,874	4,811,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $33,545 and $33,244 as of December 31, 2013 and March 31, 2014, respectively)	1,786,176	1,783,671
Total current liabilities	34,460,910	30,711,704

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 451,611,695 shares issued, and outstanding as of December 31, 2013 and March 31, 2014)	43,988	45,161
Additional paid-in capital	168,833,542	169,587,776
Accumulated deficit	(109,433,074)	(115,231,581)
Accumulated other comprehensive income	7,700,798	7,436,414
Statutory reserve	943,499	943,499
Total Mecox Lane Limited equity	68,088,753	62,781,269
Noncontrolling interests	100,000	100,000
Total equity	68,188,753	62,881,269
TOTAL LIABILITIES AND EQUITY	102,649,663	93,592,973

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended March 31
	2013	2014
	$	$
Net revenues:
E-commerce channel	5,685,751	3,215,022
Call center	9,701,669	10,665,064
Directly operated stores	3,133,640	4,573,346
Franchised stores	2,448,981	726,173
Total net revenues	20,970,041	19,179,605

Cost of goods sold (excluding depreciation and amortization)
E-commerce channel	5,065,652	2,820,603
Call center	4,194,517	3,454,821
Directly operated stores	1,760,141	4,021,894
Franchised stores	1,853,566	696,432
Total cost of goods sold (excluding depreciation and amortization)	12,873,876	10,993,750

Operating expenses:
Selling, general and administrative expenses	16,274,502	11,739,248
Depreciation and amortization	1,443,939	901,746
Other operating income, net	(6,000,723)	—

Total operating expenses	11,717,718	12,640,994

Loss from operations	(3,621,553)	(4,455,139)
Interest expense	(59,679)	(15,988)
Interest income	282,054	84,552
Other income (loss), net	72,733	(295,813)

Loss before income taxes, equity in an affiliate and noncontrolling interests	(3,326,445)	(4,682,388)
Income tax expense	—	—

Loss before equity in an affiliate and noncontrolling interests	(3,326,445)	(4,682,388)
Loss from equity in an affiliate	(898,184)	(1,116,119)

Net loss	(4,224,629)	(5,798,507)
Accretion of noncontrolling interest	56,848	3,836
Net loss attributable to noncontrolling interests	(56,848)	(3,836)
Net loss attributable to Mecox Lane Limited shareholders	(4,224,629)	(5,798,507)
Loss per ordinary share:
Basic	(0.01)	(0.01)
Diluted	(0.01)	(0.01)
Loss per ADS (1)
Basic	(0.36)	(0.45)
Diluted	(0.36)	(0.45)
Weighted average ordinary shares used in per share calculation
Basic	405,498,252	447,103,510
Diluted	405,498,252	447,103,510
Weighted average ADS used in per share calculation (1)
Basic	11,585,664	12,774,386
Diluted	11,585,664	12,774,386

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	189,507	(264,383)
Other comprehensive income (loss), net of tax	189,507	(264,383)

Comprehensive loss attributable to Mecox Lane Limited shareholders	(4,035,122)	(6,062,890)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(3,172,873)	(5,043,100)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended March 31
	2013	2014
	$	$
Net loss	(4,224,629)	(5,798,507)
Add back: Share-based compensation expenses	1,051,756	755,407

Non-GAAP net loss	(3,172,873)	(5,043,100)

For investor and media inquiries please contact:

In China:

Investor Relations Department

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: mcox@ogilvy.com